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RIVERSOURCE LIFE INSURANCE CO.
OF NEW YORK
20 Madison Avenue Extension
PO Box 5144
Albany, NY 12205
1-800-541-2251

              WAIVER OF SPECIFIED PREMIUM AND/OR WAIVER OF MONTHLY
                      DEDUCTION RIDER FOR TOTAL DISABILITY

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase Your policy values.

RIDER BENEFIT

We will, as described below, add to the policy value the specified premium as shown under Policy Data, or waive the monthly deduction for the policy if the Insured becomes Totally Disabled and meets the requirements described in this rider.

Total Disability must begin while this rider is In Force and must continue for a period of 180 consecutive days, except that the 180 consecutive days may be interrupted by a period of up to 20 accumulated days during which the Insured is not Totally Disabled.

If Total Disability begins before the Insured's Attained Insurance Age 60 Anniversary, the rider benefit, as described in the next paragraph, will be provided while Total Disability continues until the Insured's Attained Insurance Age 120 Anniversary.

If Total Disability begins on or after the Insured's Attained Insurance Age 60 Anniversary, the rider benefit, as described in the next paragraph, will be given while Total Disability continues until the greater of the Insured's Attained Insurance Age 65 Anniversary, or 2 years (24 months) following the date Total Disability begins.

The rider benefit provided will be based upon the Insured's Attained Insurance Age. Prior to the Insured's Attained Insurance Age 65 Anniversary, We will add to the policy value the specified premium, or waive the monthly deduction if higher. On or after the Insured's Attained Insurance Age 65 Anniversary, We will waive the monthly deduction. The waived premiums or waived monthly deductions will not be deducted from the policy Proceeds.

The addition to the policy value of the specified premium, or waiver of the monthly deduction, will also apply to this rider and all other riders attached to the policy unless stated otherwise under Policy Data.

Until Your claim is approved, You must pay the premiums needed so that Your policy does not lapse, as provided in the grace period provision of the policy. We will also take monthly deductions as usual.

If Total Disability begins within the grace period for the policy, payment of premium sufficient to avoid lapse of the policy must be made, before We approve the waiver benefit.

If We approve Your claim, premiums you paid during Total Disability that exceed the amount required to prevent policy lapse will be refunded to You, if You so request.

Any specified premiums that are eligible to be added to the policy value, that were not added to the policy value during Total Disability, will be added to the policy value. The policy value will then be equal to the policy value as if the specified premiums were added to policy cash value each Monthly Date they were eligible to be added.

Any monthly deductions that are eligible for waiver and were taken during Total Disability will be restored to the policy value as if the monthly deductions were never taken.

For any month that the specified premium is added to the policy value or the monthly deduction is waived, the minimum initial premium and any no lapse guarantee premium, as described in the Premiums section of the policy, for that month will be zero.

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DEFINITION OF TOTAL DISABILITY

Total Disability must begin while this rider is In Force. During the first 24 months, Total Disability means the complete inability of the Insured, due to bodily injury or disease, to engage in his or her regular occupation at the time of disability, for remuneration or profit. After 24 months of such continuous disability, Total Disability will mean the Insured's inability to engage in any gainful occupation for remuneration or profit for which he or she is reasonably fitted by education, training, or experience.

RECURRENT DISABILITY

Once the waiver benefit has been approved and the Insured should then unsuccessfully attempt to return to work, We will not require the Insured to re-qualify for the benefit if the later Total Disability is considered a reoccurrence of the prior period of Total Disability. We will consider a Total Disability to be a reoccurrence of a prior period of Total Disability if:

1.   the prior and later Total Disability are due to the same or related cause;
     and

2. the later period of Total Disability occurs within 31 days of the prior period of Total Disability.

CERTAIN LOSSES CONSIDERED TOTAL DISABILITY

The total and irrecoverable loss of the following will also be considered Total Disability even if the Insured performs in an occupation:

1.   the sight of both eyes; or

2.   the use of both hands; or

3.   the use of both feet; or

4.   the use of one hand and one foot.

Such loss must occur or first appear after the effective date of this rider and while the rider is in effect.

RIDER EXCLUSIONS

We will not add to the policy value the specified premium or waive any monthly deduction if Total Disability:

1.   directly results from willfully and intentionally self inflicted injuries;
     or

2. results from the Insured serving in the military or an auxiliary unit thereto on the Policy Date of the policy, for Total Disability commencing in the first 5 years of the policy that is caused by war or an act of war, while the Insured serves in the military or an auxiliary unit thereto. Such disability must occur outside of the United States, Canal Zone, Puerto Rice, Virgin Islands, and Canada.

COVERAGE UNDER THE POLICY DURING DISABILITY

During a period of Total Disability, You may not:

1.   increase the specified amount of the policy; or

2.   make changes to the death benefit option.

PROOF OF TOTAL DISABILITY

Written notice of claim should be given to Us during the lifetime of the Insured and during the period of Total Disability. We must receive proof of Total Disability in Our home office within six months after the date of the written notice of claim. If You do not provide notice or give Us proof within these times, Your claim will not be affected if proof or notice was given as soon as reasonably possible. Otherwise, We will not add the specified premium to the policy value, refund any specified premium, or credit any monthly deduction made more than one year before proof was furnished.

At reasonable intervals, not more frequently than every 30 days, We have the right to require proof, including a medical examination, that Total Disability is continuing. If We require a medical examination as proof, it will be at Our expense. After 2 years We will only require proof no more than once in any 12 month period. If such proof is not given when required, no further additions to the policy value of the specified premium, or waiver of the monthly deduction will be made. Your claim will not be affected if proof was given as soon as reasonably possible.

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MONTHLY DEDUCTION FOR THE COST OF THIS RIDER

While this rider is In Force, a monthly deduction for the cost of this rider is taken from the policy value. The monthly deduction amount for this rider can be determined from the Waiver of Premium Rider for Total Disability Guaranteed Maximum Monthly Cost of Insurance Rates shown under Policy Data.

RIDER INCONTESTABILITY

After this rider has been In Force during the Insured's lifetime for two years from its effective date, or for two years from the effective date of any increase in specified premium We cannot contest this rider. The two year period will not include time during which the Insured is Totally Disabled.

DECREASES TO THE SPECIFIED PREMIUM

While this rider is In Force, You may decrease the specified premium once per year by Written Request. You may not make any decrease to the specified premium during a period of Total Disability for the Insured. The decrease may only be made after the first year and any decrease will be effective on the Monthly Date on or following Our receipt of Your Written Request.

INCREASES TO THE SPECIFIED PREMIUM

While this rider is In Force, You may increase the specified premium if there is an increase in the policy's specified premium amount as described on the Policy Change section of the policy. You may not increase the specified premium during a period of Total Disability for the Insured. Increases are subject to the following rules:

1. You must apply for an increase by Written Request on a form satisfactory to Us.

2.   You must furnish satisfactory evidence of insurability of the Insured.

3. Any increase will be subject to Our issue rules and limits at the time of the increase.

4.   The minimum increase to the specified premium is $100.00.

5. Any increase will be effective on the Monthly Date on or next following the date Your application is approved.

RIDER TERMINATION

Coverage under this rider will end on the earliest of the following:

1. the Monthly Date on or next following receipt of Your Written Request for coverage to end; or

2.   the Insured's Attained Insurance Age 65 Anniversary; or

3.   the date the policy Terminates.

Termination of this rider will not affect a valid claim for benefits for Total Disability that starts before the Termination.

This rider is issued as of the Policy Date of the policy unless a different date is shown here.

RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

-s- Signature

SECRETARY

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